Jaime L. Chase +1 202 728 7096 jchase@cooley.com	By EDGAR and courier

May 24, 2018

Dorrie Yale

Mary Beth Breslin

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Kezar Life Sciences, Inc.
Amendment No.1 to Draft Registration Statement on Form S-1
Submitted May 4, 2018
CIK No. 0001645666

Dear Ms. Yale and Ms. Breslin:

On behalf of Kezar Life Sciences, Inc. (“Kezar” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 17, 2018 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No.1 to Draft Registration Statement on Form S-1 submitted to the Commission on May 4, 2018 (the “DRS Amendment No.1”). Concurrently with the submission of this response letter, the Company is filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement. For the Staff’s reference, we have included two copies of the Registration Statement marked to show all changes from the DRS Amendment No.1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Amendment to Draft Registration Statement on Form S-1

License Agreement with Onyx, page 82

1.	We note your response to prior comment 7, and your disclosure that the Onyx agreement will remain in effect until the expiration of the last-to-expire royalty term for any licensed product. Please revise to clarify when the patents underlying the royalty term are expected to expire.

In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Registration Statement.

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC    20004-2400

t: (202) 842-7800    f: (202) 842-7899    cooley.com

May 24, 2018

Page Two

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please have your auditors revise their report to include your shareholders as an addressee, as required by PCAOB Auditing Standard 3101.

In response to the Staff’s comment, the Company has revised its disclosure on page F-2 of the Registration Statement.

*    *    *

Please contact me at (202) 728-7096, Laura Berezin at (650) 843-5128 or Robert Phillips at (415) 693-2020 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	John Fowler, Kezar Life Sciences, Inc.

Christopher Kirk, Kezar Life Sciences, Inc.

Marc Belsky, Kezar Life Sciences, Inc.

Laura A. Berezin, Cooley LLP

Robert W. Phillips, Cooley LLP

B. Shayne Kennedy, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

Brett C. Urig, Latham & Watkins LLP

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC    20004-2400

t: (202) 842-7800    f: (202) 842-7899    cooley.com